UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*

                              Gold Reserve, Inc.
                              ------------------
                               (Name of Issuer)

                             Class A Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   38068N108
                                --------------
                                (CUSIP Number)

                              December 31, 2006
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [X] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 38068N108                    SCHEDULE 13G                   Page 2 of 9

1.  Names of Reporting Persons.                       STEELHEAD PARTNERS, LLC

    I.R.S. Identification Nos. of above persons (entities only).   91-1740598

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             Delaware

  Number of    5.    Sole Voting Power                              2,101,721
   Shares
 Beneficially  6.    Shared Voting Power                                    0
Owned by Each
  Reporting    7.    Sole Dispositive Power                         2,101,721
 Person With
               8.    Shared Dispositive Power                               0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,101,721

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row (9)                    5.9%

12. Type of Reporting Person (See Instructions)                            IA

CUSIP 38068N108                    SCHEDULE 13G                   Page 3 of 9

1.  Names of Reporting Persons.                        JAMES MICHAEL JOHNSTON

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        United States

   Number of    5.    Sole Voting Power                             2,101,721
    Shares
 Beneficially   6.    Shared Voting Power                                   0
Owned by Each
  Reporting     7.    Sole Dispositive Power                        2,101,721
 Person With
                8.    Shared Dispositive Power                              0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,101,721

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row                        5.9%

12. Type of Reporting Person (See Instructions)                         IN/HC

CUSIP 38068N108                    SCHEDULE 13G                   Page 4 of 9

1.  Names of Reporting Persons.                              BRIAN KATZ KLEIN

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        United States

   Number of     5.    Sole Voting Power                            2,101,721
    Shares
 Beneficially    6.    Shared Voting Power                                  0
Owned by Each
  Reporting      7.    Sole Dispositive Power                       2,101,721
 Person With
                 8.    Shared Dispositive Power                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,101,721

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row (9)                    5.9%

12. Type of Reporting Person (See Instructions)                         IN/HC

CUSIP 38068N108                    SCHEDULE 13G                   Page 5 of 9

Item 1.

     (a)  Name of Issuer:               Gold Reserve Inc.

     (b)  Address of Issuer's           926 West Sprague Ave., Suite 300
     Principal Executive Office:        Spokane, WA  99201

Item 2.

    (a) Name of Person Filing:          Steelhead Partners, LLC
                                        ("Steelhead")
                                        James Michael Johnston
                                        Brian Katz Klein

    (b) Address of Principal Business   The business address of each
    Office or, if none, Residence:      reporting person is 1301 First
                                        Avenue, Suite 201, Seattle, WA
                                        98101.

    (c) Citizenship:                    Reference is made to Item 4 of
                                        pages 2, 3 and 4 of this
                                        Schedule 13G (this "Schedule"),
                                        which Items are incorporated by
                                        reference herein.

    (d) Title of Class of Securities:   Class A Common Stock

    (e) CUSIP Number:                   38068N108

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [X] (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

    [X] (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP 38068N108                    SCHEDULE 13G                   Page 6 of 9

    [ ] (j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the "Securities"), and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3 and 4 was derived from the Issuer's Form F-10 Registration Statement Under the Securities Act of 1933 filed with the Securities and Exchange Commission on May 8, 2006, in which the Issuer stated that the number of shares of its Class A Common Shares outstanding as of May 5, 2006 was 35,373,718.

Item 5.  Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Steelhead is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, Steelhead has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not Applicable.

CUSIP 38068N108                    SCHEDULE 13G                   Page 7 of 9

Item 8.  Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.  Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certification.

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     Signature

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2007         STEELHEAD PARTNERS, LLC


                                 By:   /s/ James Michael Johnston
                                    ----------------------------------------
                                    James Michael Johnston
                                    Its Member-Manager

                                 JAMES MICHAEL JOHNSTON


                                 /s/ James Michael Johnston
                                 -------------------------------------------
                                 James Michael Johnston

                                 BRIAN KATZ KLEIN


                                 /s/ Brian Katz Klein
                                 -------------------------------------------
                                 Brian Katz Klein




                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking                    Page 8

CUSIP 38068N108                    SCHEDULE 13G                   Page 9 of 9

                                     EXHIBIT A

                             JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 7, 2007         STEELHEAD PARTNERS, LLC


                                 By:  /s/ James Michael Johnston
                                    -----------------------------------------
                                    James Michael Johnston
                                    Its Member Manager

                                 JAMES MICHAEL JOHNSTON


                                 /s/ James Michael Johnston
                                 --------------------------------------------
                                 James Michael Johnston

                                 BRIAN KATZ KLEIN


                                 /s/ Brian Katz Klein
                                 --------------------------------------------
                                 Brian Katz Klein